EXHIBIT 3
                                                                       ---------
                               SIMPLAYER.COM LTD.
                    2 MOHALIVER STREET, YEHOOD, ISRAEL 56207
                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 APRIL 24, 2000

         The undersigned hereby appoints Yoel Givol and Elaine LeBlanc, and each of them singly, proxies for the undersigned, with full power of attorney and power of substitution, to vote all Ordinary Shares which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "Meeting") of SimPlayer.com Ltd. (the "Company") to be held on Friday, April 24, 2000, at 11:00 a.m., local time, at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, 22nd Floor, Boston, Massachusetts, U.S.A., and at any adjournment thereof, upon the matters set forth in the Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, each dated March 31, 2000, receipt of which is hereby acknowledged.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. THIS PROXY WILL BE VOTED AS SPECIFIED OR, WHERE NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE ELECTION OF ALL NOMINEE DIRECTORS AND FOR THE PROPOSALS IN ITEMS 2, 3, 4, 5, 6 AND 7. A VOTE TO TRANSACT SUCH OTHER BUSINESS AS MAY BE PROPERLY TAKEN UNDER
ITEM 8 WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS HEREINBEFORE NAMED AS ATTORNEYS, UNLESS "NO" IS ELECTED UNDER ITEM 8 ON THE REVERSE.

SHAREHOLDERS WHO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY VOTE IN PERSON EVEN THOUGH THEY HAVE PREVIOUSLY MAILED THIS PROXY. PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED PRE-PAID, PRE-ADDRESSED ENVELOPE.

                 (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE)


                                       22
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                         PLEASE DATE, SIGN AND MAIL YOUR
                      PROXY CARD BACK AS SOON AS POSSIBLE!

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                               SIMPLAYER.COM LTD.

                                 APRIL 24, 2000


                 Please Detach and Mail in the Envelope Provided
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
 [X]      PLEASE MARK
          YOUR VOTES AS
          IN THIS EXAMPLE

             FOR ALL       WITHHOLD
             EXCEPT        FOR ALL                                                                          FOR    AGAINST   ABSTAIN
1.  TO        [ ]           [ ]        NOMINEES: Michael Anghel    2. TO APPROVE THE GRANT OF               [ ]      [ ]       [ ]
ELECT A                                          Yoel Givol           OPTIONS TO PURCHASE AN AGGREGATE OF
BOARD OF                                         Jonathan Ilany       390,000 ORDINARY SHARES OF THE
DIRECTORS                                        Elaine LeBlanc       COMPANY TO CERTAIN OF THE COMPANY'S
FOR THE                                          Pat McDonagh         CURRENT DIRECTORS AND MEMBERS OF ITS
ENSUING                                          Barry O'Callaghan    MANAGEMENT TEAM.
YEAR.
                                                                   3. TO RATIFY THE LOAN AGREEMENT          [ ]      [ ]       [ ]
                                                                      BY AND BETWEEN THE COMPANY AND YOEL
                                                                      GIVOL DATED AS OF JANUARY 31, 2000.

(INSTRUCTIONS: TO GIVE AUTHORITY TO                                4. TO APPROVE CERTAIN AMENDMENTS         [ ]      [ ]       [ ]
VOTE FOR ALL NOMINEES, MARK THE "FOR                                  TO THE COMPANY'S 1995 INTERNATIONAL
ALL EXCEPT" BOX BUT DO NOT STRIKE A                                   EMPLOYEE STOCK PLAN, INCLUDING AN
LINE THROUGH ANY NOMINEE'S NAME IN                                    AMENDMENT INCREASING THE NUMBER OF
THE LIST AT RIGHT.  TO WITHHOLD                                       ORDINARY SHARES OF THE COMPANY
AUTHORITY TO VOTE FOR ANY INDIVIDUAL                                  AVAILABLE FOR ISSUANCE PURSUANT TO
NOMINEE, MARK THE "FOR ALL EXCEPT"                                    THAT PLAN FROM 1,910,298 TO 3,089,702.
BOX AND STRIKE A LINE THROUGH THE
NOMINEE'S NAME IN THE LIST AT RIGHT.)                              5. TO APPROVE AND ADOPT THE              [ ]      [ ]       [ ]
                                                                      COMPANY'S 2000 EMPLOYEE STOCK
                                                                      PURCHASE PLAN.

                                                                   6. TO RATIFY THE APPOINTMENT OF KOST,    [ ]      [ ]       [ ]
                                                                      FORER & GABBAY AS THE COMPANY'S
                                                                      INDEPENDENT AUDITORS FOR THE YEAR
                                                                      ENDING DECEMBER 31, 2000 AND
                                                                      AUTHORIZE THE  BOARD OF DIRECTORS TO
                                                                      FIX THEIR COMPENSATION.
PRINT NAME:________________________________________________
SIGNATURE(S):                                                      7. TO RECEIVE, CONSIDER AND APPROVE THE  [ ]      [ ]       [ ]
             ----------------------------------------------           AUDITOR'S REPORT, THE DIRECTORS'
 DATED:                                       , 2000                  REPORT AND THE CONSOLIDATED FINANCIAL
       --------------------------------------                         STATEMENTS OF THE COMPANY FOR THE
                                                                      YEAR ENDED DECEMBER 31, 1999.
IMPORTANT:  PLEASE DATE THIS PROXY AND SIGN EXACTLY AS YOUR
NAME(S) APPEAR(S) HEREON.  IF STOCK IS HELD JOINTLY, EACH          8. TO VOTE UPON SUCH OTHER               [ ]      [ ]       [ ]
OWNER SHOULD SIGN.  IF SIGNING AS ATTORNEY, EXECUTOR,                 BUSINESS AS MAY LAWFULLY COME BEFORE
ADMINISTRATOR, TRUSTEE, GUARDIAN OR OTHER FIDUCIARY PLEASE            THE MEETING OR AT ANY ADJOURNMENT
GIVE YOUR FULL TITLE AS SUCH.                                         THEREOF.
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